Exhibit 99.1

Embratel Participações S.A.

CNPJ/MF 02.558.124/0001-12

N.I.R.E. 3330026237-7

Publicly-held Company

MATERIAL FACT

Embratel Participações S.A. (“Embrapar”), in compliance with Instrução n° 345/02 of the Brazilian Comissão de Valores Mobiliários (“CVM”), announces that it has reached an agreement with Globo Comunicação e Participações S.A. (“Globo”) with respect to the terms and conditions to restructure the equity interest held by Embrapar, its subsidiary, Empresa Brasileira de Telecomunicações S.A. (“Embratel”), and Globo in the capital of GB Empreendimentos e Participações S.A. (“GB”) and Net Serviços de Comunicação S.A. (“NET”) (the “Transaction”).

The implementation of the Transaction shall initially take place through GB’s partial spin-off, with the subsequent merger of the spun-off assets, composed exclusively of NET shares, with an existing entity, EG Participações S.A., a corporation headquartered in the City and State of Rio de Janeiro at Rua Regente Feijó 66, 16th floor, CEP 20060-060, registered in the Corporate Taxpayer Registry of the Ministry of Finance under CNPJ/MF No. 15.637.676/0001-68 (“EG”), whose controlling shareholder is and shall continue to be Embrapar, with Globo participating as a minority shareholder as a result of the Transaction.

The parties to the Transaction have further agreed that the NET shares directly held by Embrapar and Embratel shall be contributed to GB, a company controlled by Embrapar and holder of NET’s majority voting capital, as a capital increase.

In the context of the Transaction, it was further agreed that the terms and conditions of the existing GB shareholders agreement shall continue to govern the relationship between Embrapar and Globo and shall also apply to EG until a new shareholders agreement between EG and NET, currently being reviewed by ANATEL for compliance with the regulatory requirements of Law 12,485/11, is duly approved.

Rio de Janeiro, September 14, 2012

Embratel Participações S.A.

Isaac Berensztejn

Managing Director and Investor Relations Director